Suite 2300 1177 West Hastings St. St. Vancouver, BC Canada V6E 2K3	TEL 604.683.6332 FAX 604.408.7499 www.ithmines.com TSX: ITH | NYSE-A: THM

NR12-14	May 15, 2012

International Tower Hill Mines Announces Livengood Project Update and
Departure of Chief Executive Officer

Vancouver, B.C., International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX: ITH, NYSE-A: THM, Frankfurt: IW9) announced today that the Board of Directors has decided to undertake a review of the Livengood Project in order to optimize available development alternatives, including infrastructure and processing options and financing opportunities. The Company is currently revising its 2012 work program to fit within its current financial position. “We are very pleased with the progress we have made on the Livengood Project and the range of options open to us as we manage our costs according to our financial resources,” said Don Ewigleben, Chairman of the Board of Directors of ITH. “We look forward to updating shareholders on the results of our review.”

The Company also announced today that its Board of Directors has accepted the resignation of James Komadina as President and Chief Executive of the Company. Mr. Komadina expressed to the Board a desire to spend more time with his wife and family. Mr. Komadina will be available as a consultant to ITH. Mr. Ewigleben said, "On behalf of the Board of Directors of the Company, I would like to extend our thanks to Jim for his work as our President and Chief Executive Officer. Jim has materially advanced the Livengood Project and leaves in place an excellent team to continue progress toward completion.”

The Board of Directors has commenced a search for a new Chief Executive Officer. During the interim period, the day to day operations of the Company will be supervised by an executive committee consisting of Don Ewigleben, Chairman of the Board of Directors and Director and former President and Chief Executive Officer of ITH, Jeffrey Pontius. Mr. Ewigleben has extensive mining industry experience, particularly in Alaska with permitting and project development activities. Mr. Pontius is a founder of ITH and important driver of the Company’s Livengood discovery and resulting shareholder valuation growth and has extensive market experience.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. controls a 100% interest in the world-class Livengood Gold Project accessible by paved highway 70 miles north of Fairbanks, Alaska. In 2012, ITH is focused on the rapid advancement of the Livengood project into a compelling potential development scenario.

On behalf of
International Tower Hill Mines Ltd.

Donald C. Ewigleben
Chairman of the Board

Contact Information:	Shirley Zhou, Vice-President - Corporate Communications
E-mail: szhou@ithmines.com
Direct line: 604-343-4799
Toll-Free: 1-855-208-4642 Ext. 213

International Tower Hill Mines Ltd.	- 2 -	May 15, 2012
NR12-14 Continued

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement, completion and cost of exploration programs, anticipated exploration program results and the timing thereof, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the identification of additional deposits on the Company’s Livengood land package, the potential for a production decision to be made, the potential commencement of any development of a mine at Livengood following a production decision, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, proposed, planned, potential and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.comand its United States public disclosure filings may be accessed viawww.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.